SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	July	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Report of Voting Results.

DOCUMENT 1

RESEARCH IN MOTION LIMITED

(the “Corporation”)

ANNUAL MEETING OF SHAREHOLDERS

HELD ON TUESDAY, JULY 17, 2007

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

Matters Voted Upon

1.	Election of Directors	Outcome of Vote
	The election of the following nominees as directors of the Corporation: Michael Lazaridis, James Balsillie, James Estill, David Kerr, Roger Martin, Barbara Stymiest, John Richardson and John Wetmore.	Carried by a show of hands
2.	Appointment of Auditor
	The re-appointment of Ernst & Young LLP as the Auditor of the Corporation, and authorizing the directors to fix the Auditor’s remuneration.	Carried by a show of hands
3.	Amendment to Stock Option Plan		Votes For	Votes Against

Approval of the resolution as set out in Schedule A to the management information circular as modified to state that any change to the scope of eligible persons under the stock option plan shall require shareholder approval

		Approved by a Vote Conducted by Ballot	92,750,832 (64.11%)	51,916,140 (35.89%)

RESEARCH IN MOTION LIMITED

/s/ Karima Bawa
Vice President, Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)
Date:	July 25, 2007	By:	/S/ KARIMA BAWA
Name: Karima Bawa Title: Vice President, Legal